Amedisys, Inc.

11100 Mead Road, Suite 300

Baton Rouge, LA 70816

March 28, 2006

VIA EDGAR and US MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

450 Fifth Street, NW

Washington D.C. 20549

Re:	Amedisys, Inc.

Form 10-K for the Fiscal Year ended December 31, 2004,

Filed March 17, 2005

Form 10-Q for the Period Ended September 30, 2005,

Filed November 9, 2005

File No. 000-24260

Dear Mr. Rosenberg:

In response to your letter dated March 7, 2006, we are providing you with the following reply to the additional questions and comments as outlined in your letter. For your convenience, we have retyped your original comments verbatim and added our responses.

1.	Regarding the disclosures you proposed in response to part c. of prior comment one, please disclose why your days revenue outstanding significantly increased, even after apparently adjusting your calculation of these amounts “due to [your] significant acquisitions and [your] internal growth.”

Response: We have previously provided the following disclosure that we included in our 10-K filing for the year ended December 31, 2005 and have added an additional paragraph which we believe addresses your comment:

“We have experienced an increase in days sales outstanding that primarily related to conversion issues surrounding our Housecall acquisition including conforming billing processes and procedures. In addition, we experienced delays in having the change of ownership from our Spectracare acquisition recognized by Medicare which has resulted in delays of our ability to receive reimbursement for services provided. Finally, our hospice reimbursement, which is now a larger portion of our outstanding accounts receivable, is generally subject to slower cash realization in comparison to our home health agencies.”

2.	Based on your response to prior comment two, it still appears that the predominant source, as contemplated by paragraph 24 of SFAS 95, of the overpayments made by Medicare and your repayment of those amounts was an operating activity. Had they been successful, your efforts to obtain financing to settle the Medicare obligation may have resulted in cash flows from a financing activity under paragraph 18. However, Medicare simply granting you the option to settle an existing obligation over an extended period would not appear to have resulted in any cash flows, much less any from a financing activity. As the obligation appears to have arisen in the normal course of your operations and as the receipt of the overpayments appear to have been classified as an operating activity, it would appear that the repayment of those amounts should also have been classified as an operating activity. As such, please restate your statements of cash flows and related disclosures to reflect the payments for Medicare liabilities as an operating activity.

Response: We have performed additional research on the classification of repayments to Medicare as a Financing Activity in our Statements of Cash Flows for the years ended December 31, 2002 and 2003. Based upon this new information, we believe that we have further support that amounts included in Cash Flow from Financing Activities were properly classified.

To the extent it is of value, our current financial management team was not in place in the period under review and we have, through our research of files in storage, discovered information that we believe supports the original classification.

In fiscal year 2000, Medicare ended its Periodic Interim Payment System under which home health agencies were advanced funds for services to be provided to beneficiaries and began a Prospective Payment System under which reimbursements were made only after services had been performed. During the transition, to ease the burden of cash flow needs for providers who had been receiving periodic interim payments (referred to as PIP payments), the legislation allowed home health providers to receive an additional PIP payment equal to four times the last full PIP payment received and to apply for an extended repayment schedule for the one time PIP payment of up to 36 months. (See Attachment 1)

We were loaned $7.4 million under this transitional program through a 36-month loan at a variable interest rate. Both the term and the interest rate were predetermined by Medicare. We recorded the receipt of the $7.4 million as a Financing Activity in our Consolidated Statements of Cash Flows in our Form 10-K for the year ended December 31, 2001.

Repayments to Medicare of the $7.4 million advance commenced in 2002 when $1.5 million was repaid, with the balance of $5.9 million repaid in 2003.

Our Consolidated Statements of Cash Flows in our Form 10-K for the year ended December 31, 2004 reflect $3.4 million and $6.3 million in Medicare repayments as cash flows from Financing Activities for the years ended December 31, 2002 and 2003, respectively, in a manner consistent with our treatment of the receipt of such funds as a cash inflow from financing activities. The incremental amounts for 2002 and 2003 included other Medicare financed activities, as discussed in our previously filed response letters. However, of the total $9.7 million reflected in cash outflows from financing activities for these two years, $7.4 million or 76% relates directly to the transitional PIP payment.

As a point of clarification, for the year ended December 31, 2003, we reviewed our classification of Medicare settlements for all years presented. In prior years, we had classified all Medicare settlements, regardless of the nature of the activity, as cash flows from financing activities. In 2003, we reclassified in our Form 10-K filing all routine cost reporting settlement activity for all years presented from cash flows from financing activities to cash flows from operating activities. It was our determination that only amounts related to advances or loans from Medicare and the related repayments were appropriately classified as cash flows from financing activities. In summary and for all periods presented, all Medicare advances or loans were reflected as cash flows from financing activities and all repayments of Medicare advances or loans were reflected as cash flows from financing activities.

SFAS 95, paragraph 18, states, “Financing activities include… borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” SFAS 95, paragraph 24, states, “Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” We respectfully submit that the three-year $7.4 million interest bearing transition PIP funding was clearly a borrowing as contemplated by SFAS 95. While other PIP payments may have aspects of both operating and financing activities, the predominant source of cash flows for these payments was the transition advance which supports including the entire amount as a financing activity.

2.	We have the following comments regarding the disclosures you proposed in response to prior comment five:

a.	As the “other identifiable intangibles” would presumably already be included among “the net identifiable assets, please revise the following proposed disclosure (and, if necessary the related purchase price allocation): “The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill and other identifiable intangibles.”:

Response: We have modified our disclosure as previously proposed in our 10-K filing for the year ended December 31, 2005 which we believe addresses your comment. Our disclosure now reads:

“The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets was allocated to goodwill.”

b.	Please ensure that the pro forma disclosures are covered by audit and not marked “unaudited” in the December 31, 2005 Form 10-K as they appear to be required by paragraphs 54 and 55 of SFAS 141.

Response: We have modified our disclosure as previously proposed in our 10-K filing for the year ended December 31, 2005 which we believe addresses your comment. Our disclosure now reads:

“The following table contains pro forma consolidated income statement information as if the Housecall transaction occurred January 1, 2004 (Dollar amounts in thousands except per share data):

	2005	2004
Net service revenue	$435,164	$330,431
Operating income	53,125	34,841
Net income	28,584	12,493
Basic earnings per share	1.83	0.96
Diluted earnings per share	1.79	0.92

The pro forma information presented above is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred if the transaction described had occurred as presented. In addition, future results may vary significantly from the results reflected in such information.”

Please contact us at 225-292-2036 or gbrowne@amedisys.com should you wish to discuss our replies.

Yours truly,

/s/ Gregory H. Browne
Gregory H. Browne
Amedisys Chief Financial Officer

Program Memorandum Intermediaries

Department of Health & Human Services (DDHS) Centers for Medicare & Medicaid Services (CMS)

Transmittal A-02-055

CHANGE REQUEST 2191

Date: JUNE 24, 2002

SUBJECT: Intended Repayment Schedules (ERSs) for Home Health Providers Who Received the Special Periodic Interim Payment (PIP)

Background

The Home Health Prospective Payment System (HH PPS) became effective on October 1, 2000, under §4603 of the Balanced Budget Act of 1997. To help alleviate the transition from the Periodic Interim Payment System, legislation was enacted under §503 of the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000 (BIPA). This legislation allowed home health providers who received PIP payments in September 2000 to receive an additional PIP payment equal to four times the last full PIP payment made to the agency.

Home health providers that received the additional PIPs were to add the payments to their cost reports, reflecting their final period including cost-based payments, that ended September 30, 2000, or later. The full amount of the PIP payment was to be included in the cost report even if some or all of it was applied to reduce or recover existing overpayments. Intermediaries were instructed to make sure the tentative settlements reflect the proper amount of the payments. Any resulting overpayment was to be recovered at the tentative settlement according to normal cost reporting settlement procedures.

Extended Repayment Schedule Requests

Intermediaries were notified that providers would have the opportunity to apply for an extended repayment schedule for the repayment of the one time PIP payment. This includes all tentative settlements that include a BIPA payment where an amount is due the program for cost report years from September 30, 2000 through August 31, 2001.

If a home health provider wants to request an extended period of time to repay the overpayment that resulted from the special PIP payment, the home health provider must request in writing, to the Medicare intermediary, an extended repayment schedule. The home health provider must submit the first month’s payment when the provider makes its written request for the extended repayment schedule. The payment amount should correspond to the length of the extended repayment schedule. For example, if the home health provider is requesting a 36-month extended repayment schedule the first payment should be 1/36 of the overpayment amount.

The home health provider does not need to submit any supporting documentation for extended repayment schedules of 36 months or less for overpayments resulting from the one time PIP payment. Approve the request as long as the following conditions are met:

1) The home health provider must not be a terminated provider.

2) The home health provider must not be in default on any Medicare debt. This includes previously approved extended repayment schedules.

3) The home health provider must not be on payment suspension unless the suspension was voluntary.

4) The home health provider must not have any open overpayments that have been referred lo the Department of Treasury for cross servicing.

5) The home health provider must not currently be involved in a bankruptcy proceeding.

If these criteria are not met and the home health provider wishes to apply for an extended repayment schedule, the application must go through the required review process.

If a home health provider meets the aforementioned criteria and requests an extended repayment schedule of 36 months or less, the intermediary should approve an extended repayment schedule regardless of any other outstanding overpayments. The intermediary should notify the home health provider in writing of the approval within 30 days of receipt. The approved extended repayment schedule will begin at the date of the first demand letter. Interest will accrue ill the rate in effect as of the date of the first demand letter until the overpayment is paid in full. If the home health provider is not notified within 30 days, the provider must continue to send in monthly payments until written documentation of the approval or denial is received.

If a home health provider wishes to apply for an extended repayment schedule beyond 36 months, the provider must submit to the intermediary the financial documents specified in the Medicare Intermediary Manual §2224.1. The application will be subject to the regular review process. The home health provider must submit the first month’s payment with the request. In addition, the home health provider must continue to make monthly payments until written documentation concerning the approval or denial of the request is received from the intermediary.

If the home health provider does not request an extended repayment schedule timely, then withhold will begin on day 16 as defined in the first demand letter. Any withhold will continue until the time the extended repayment schedule request is received. Once the extended repayment schedule request is received, the withhold will cease as long as the first month’s payment was included. Any payments withheld will be applied to the balance of the overpayment and will not be refunded.

The granting of this extended repayment schedule does not affect the collection efforts by the intermediary for any other outstanding overpayments. If the home health provider is currently having payments withheld for another overpayment, withhold will continue until all overpayments are paid in full or until the overpayment on an approved extended repayment schedule. Any payments withheld will be applied to the balance of the overpayment and will not be refunded.

If a home health provider is currently involved in a bankruptcy proceeding, the appropriate Health and Human Services regional attorney should be consulted to assure that there is no special restriction to approving the extended repayment schedule. If the regional attorney does not object to the extended repayment schedule, a 36-month or less extended repayment schedule should be approved.

All intermediaries should notify the provider community of this instruction in the next Medicare Bulletin.

The effective date for this PM is June 1, 2002.

The implementation date for this PM is June 24, 2002.

These instructions should be implemented within your current operating budget.

This PM may be discarded after June 1, 2003.

If you have any questions, contact Tom Grieves at 410-786-3373.

Program Memorandum Intermediaries

Department of Health and Human Services (DHHS) HEALTH CARE FINANCING ADMINISTRATOR (HCFA)

Transmittal A-01-28

CHANGE REQUEST 1557

SUBJECT: Addendum to Periodic Interim Payments (PIP) For Home Health Providers

This Program Memorandum (PM) clarifies Transmittal A-01-03, dated January 12, 2001, Change Request 1437. Specifically, the clarification is to the note on page two. An HHA that receives the one-time PIP contemplated by BIPA is not required to repay the additional PIP payment at the time it files its cost report. BIPA provides that the one-time PIP payment is to be included in the tentative settlement of the report. The intermediary will notify the provider of the net over or under payment upon completion of the tentative settlement review. If the net overpayment is not repaid within 30 days of the intermediary’s notification, the provider will be charged interest on the overpayment. The interest will be assessed from the date of the tentative settlement.

Amended Any overpayment that is due would still be due when the cost report is filed. The HHA should calculate such overpayment amounts by reducing the amounts shown owing the program on the “as-filed” report by the amount of the one-time PIP. Any overpayment amount remaining is the amount due with the filing of the report in accordance with the usual rules.

Amended NOTE: The “as-filed” cost reports must reflect all payments received with respect to the cost period, including the one-time PIP. HCFA instructions provide for completion of the tentative settlement review within 60 days of the submission of the report. Make tentative settlements for the one-time PIP adjustments between the 45th and 60th day after the acceptance of an acceptable cost report.

The effective date for this PM is December 21, 2000.

The implementation date for this PM is February 28, 2001.

The instructions contained in this PM should be implemented within your current operating budget.

This PM may be discarded after January 31, 2002.

If you have any administrative questions, contact David Goldberg on (410) 786-4512.

Program Memorandum Intermediaries

Transmittal A-02-007

Department of Health & Human Services (DHHS)

Centers for Medicare & Medicaid Services (CMS)

Date: JANUARY 31, 2002

This Program Memorandum re-issues A-01-28, Change Request 1557 dated February 28, 2001. The only change is the discard date and the contact person; all other material remains the same.

CHANGE REQUEST 1557

SUBJECT: Addendum to Periodic Interim Payments (PIP) For Home Health Providers

This Program Memorandum (PM) clarifies Transmittal A-01-03, dated January 12, 2001, Change Request 1437. Specifically, the clarification is to the note on page two. An HHA that receives the one-time PIP contemplated by BIPA is not required to repay the additional PIP payment at the time it files its cost report. BIPA provides that the one-time PIP payment is to be included in the tentative settlement of the report. The intermediary will notify the provider of the net over or under payment upon completion of the tentative settlement review. If the net overpayment is not repaid within 30 days of the intermediary’s notification, the provider will be charged interest on the overpayment. The interest will be assessed from the date of the tentative settlement.

Any overpayment that is due would still be due when the cost report is filed. The HHA should calculate such overpayment amounts by reducing the amounts shown owing the program on the “as-filed” report by the amount of the one-time PIP. Any overpayment amount remaining is the amount due with the filing of the report in accordance with the usual rules.

NOTE: The “as-filed” cost reports must reflect all payments received with respect to the cost period, including the one-time PIP. CMS instructions provide for completion of the tentative settlement review within 60 days of the submission of the report. Make tentative settlements for the one-time PIP adjustments between the 45th and 60th day after the acceptance of an acceptable cost report.

The effective date for this PM is December 21, 2000.

The implementation date for this PM is February 28, 2001.

The instructions contained in this PM should be implemented within your current operating budget.

This PM may be discarded after January 31, 2003.

If you have any administrative questions, contact Rom Dea on (410) 786-1375.

Amedisys, Inc. Homecare BIPA Overpayment

Location Description Amount of Payment

Covington BIPA Payment 469,440

Douglasville BIPA Payment 980,580

Gainesville BIPA Payment 393,584

Macon BIPA Payment 611,936

Lavonia BIPA Payment 1,054,988

Ft. Oglethorpe BIPA Payment 865,352

Rome BIPA Payment 966,668

Chattanooga BIPA Payment 717,012

Johnson City BIPA Payment 665,880

Winchester BIPA Payment 234,656

Monroe, LA BIPA Payment 214,724

Comerstone BIPA Payment 220,888

7,395,708